UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

 (Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

This Amendment No. 1 on Form 6-K/A is being filed to amend and restate the Registrant’s current report on Form 6-K originally filed with the Securities and Exchange Commission on June 23, 2023.

As previously reported, on June 23, 2023, the Registrant entered into a securities purchase agreement (the “Original Agreement”) with certain purchasers (the “Purchasers”), pursuant to which the Registrant agreed to issue and sell to the Purchasers and the Purchasers agreed to purchase from the Registrant, an aggregate of 1,315,000 common shares, par value $0.24 per share (the “Common Shares”) of the Registrant, at a price of $2.50 per share in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation S thereunder.

Although the offering meets the requirements of an exempt offering, the Registrant and the Purchasers intend to effect the offering pursuant to an effective shelf registration statement on Form F-3. On June 26, 2023, the Registrant entered into an amended and restated securities purchase agreement (the “Amended and Restated Agreement”) with certain Purchasers to amend and restate the terms of the Original Agreement in its entirety to effect such intention. Under the Amended and Restated Agreement, the Registrant agreed to issue and sell to the Purchasers and the Purchasers agreed to purchase from the Registrant, an aggregate of 1,240,000 Common Shares (the “Shares”), at a price of $2.50 per share, for aggregate gross proceeds of $3,100,000 (the “Offering”). The Shares will be issued to the Purchasers in a registered direct offering (the “Registered Offering”) and registered under the Securities Act pursuant to a prospectus supplement to an existing effective shelf registration statement of the Registrant. No securities were issued pursuant to the Original Agreement.

The Registrant will use the net proceeds from the Offering for working capital and general corporate purposes. An aggregate of 3,457,906 common shares will be outstanding following the closing.

A copy of the Amended and Restated Agreement is attached hereto as exhibit 10.1. The foregoing summary of the Amended and Restated Agreement is subject to, and qualified in its entirety by reference to, such exhibit. The prospectus supplement relating to the Registered Offering will be filed on the SEC’s web site at http://www.sec.gov.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Form of Amended and Restated Securities Purchase Agreement, dated June 26, 2023, by and between Tantech Holdings Ltd and the Purchasers.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: June 28, 2023	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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